United States securities and exchange commission logo





                           September 21, 2021

       Paul Moody
       President and Chief Executive Officer
       Perfect Solutions Group, Inc.
       780 Reservoir Avenue, #123
       Cranston, RI 02910

                                                        Re: Perfect Solutions
Group, Inc.
                                                            Amendment No. 1 to
and Registration Statement on Form 10-12G
                                                            Filed September 13,
2021 and August 26, 2021
                                                            File No. 000-56335

       Dear Mr. Moody:

              We have reviewed your amended and initial filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to and Registration Statement on Form 10-12G filed September 13, 2021 and
       August 26, 2021

       Directors and Executive Officers
       Identification of Directors and Executive Officers, page 9

   1. Please clarify the nature of the consulting services that Mr. Moody has provided V
                                                        Financial Group LLC and
disclose any relationship between V Financial Group LLC and
                                                        the companies
identified in Mr. Moody   s biography. In addition, please clearly identify
                                                        Mr. Moody as a
promoter. See Item 401(g) of Regulation S-K. In addition, please revise the table on page 10 to
add disclosure about Budding Times Inc., from the business
                                                        experience narrative,
and Fast Track Solution, where Mr. Moody was the incorporator, was a director, and is
a controlling shareholder of CRS Consulting, which is the
                                                        controlling shareholder
of Fast Track.
 Paul Moody
Perfect Solutions Group, Inc.
September 21, 2021
Page 2
2.       Given Mr. Moody   s other affiliations, please discuss any conflicts
of interest.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



FirstName LastNamePaul Moody                                   Sincerely,
Comapany NamePerfect Solutions Group, Inc.
                                                               Division of
Corporation Finance
September 21, 2021 Page 2                                      Office of Real
Estate & Construction
FirstName LastName